September 26, 2008

Philips subsidiary takes steps to resolve pending and future asbestos claims

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced today that its US subsidiary TH Agriculture and Nutrition LLC (“THAN”) has taken steps which, if confirmed by the US courts, will resolve all pending and future asbestos-related personal injury claims against THAN and its affiliates, through a pre-packaged plan of reorganization of THAN.

In connection with these matters Philips will take a charge of EUR 241 million before-taxes (approximately EUR 148 million after-tax) in the third quarter to be booked under Group Management & Services. In addition, Philips is still expecting additional insurance recoveries that have not yet been accounted for, in amounts ranging from approximately EUR 80 million to EUR 105 million (net present value).

The company believes that the steps announced today will, after approval by the courts, establish a responsible and orderly process for the resolution of THAN’s asbestos claims, while at the same time minimizing the costs (administration costs averaged EUR 13 million per year over the last three years), risks, and distractions of litigation that has spanned almost a decade. Without such resolution, asbestos-related personal injury claims against THAN would be expected to continue well into the future.

Court confirmation of these planned steps depends on the outcome of a vote, as THAN is required to obtain votes in favor of the reorganization plan of at least 75 per cent in number and two thirds in amount of the present claimants. In connection therewith THAN has reached agreement with lawyers representing a majority of the known claimants that they will recommend to their clients to vote in favor of the reorganization plan. The vote is expected to be completed in November 2008.

In the third quarter of 2006, THAN had already increased its reserve for asbestos with a net amount of EUR 265 million to account for claims expected to be asserted up to 2016. The steps taken today, if successful, will deal with all future asbestos liabilities.

For more details please read the Annex.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 5977415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 133,000 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements